Filed by Chesapeake Utilities Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Florida Public Utilities Company
Commission File No.: 001-10608
Date: April 20, 2009

Merger Conference Call April 20, 2009 John Schimkaitis President and CEO, CPK Jack English Chairman, President and CEO, FPU Mike McMasters Executive Vice President and COO, CPK Beth Cooper Senior Vice President and CFO, CPK

Introduction Welcome Introduction of speakers Chesapeake Utilities Corporation Florida Public Utilities

Forward Looking Statements This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth and expectation that earnings will be neutral or slightly accretive in 2010 and meaningfully accretive in 2011. These statements are based on the current expectations of the management of Chesapeake and Florida Public Utilities. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These risks and uncertainties include the following: the companies may be unable to obtain regulatory approvals required for the transaction, or that required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; the companies may be unable to obtain shareholder approvals required for the transaction; conditions to the closing of the merger may not be satisfied; problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; the transaction may involve unexpected costs or unexpected liabilities, or that the accounting for the transaction may be different from the companies' expectations; the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; the natural gas and electric industries may be subject to future regulatory or legislative actions that could adversely affect the combined company; and the combined company may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Chesapeake and Florida Public Utilities are set forth in their respective filings with the SEC, which are available at investor.shareholder.com/CPK/sec.cfm and www.fpuc.com/about_us/invest.asp, respectively. Chesapeake and Florida Public Utilities undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward Looking Statements (con't) Additional Information and Where to Find It In connection with the proposed merger, Chesapeake's registration statement on Form S-4, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials, will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's Web site. Free copies of Chesapeake's SEC filings are also available on Chesapeake's Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities' SEC filings are also available on Florida Public Utilities' Web site at www.fpuc.com/about_us/invest.asp. Participants in the Solicitation Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities' 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake's 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.

Agenda Overview of Chesapeake Utilities Corporation Summary of the transaction and the strategic rationale Financial results Synergy potential Financial attributes Operational statistics and map of service territories Required approvals Organizational discussion Next steps Closing remarks

Overview of Chesapeake Natural Gas Distribution Delmarva Natural Gas Distribution Volumes - Delmarva (MCFs in thousands) 5,972 6,234 5,432 6,270 6,752 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2004 2005 2006 2007 2008 40,834 44,025 47,649 50,390 52,116 0 10,000 20,000 30,000 40,000 50,000 2004 2005 2006 2007 2008 Natural Gas Distribution Customers - Delmarva as of December 31,

Overview of Chesapeake (cont.) Eastern Shore Natural Gas Company Natural Gas Transmission Pipeline 59,112 62,278 78,818 85,883 105,683 110,183 113,955 122,925 132,301 158,501 166,801 172,883 0 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 200,000 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 Eastern Shore Natural Gas Year-End Pipeline Capacity (in dekatherms)

Overview of Chesapeake (cont.) Propane Distribution Delmarva *Sharp Energy's Community Gas Systems(tm) (CGS) developments under contract and/or construction represented approximately 8,000 customers for the years 2006-2008 (not included above). 5,723 27,414 5,300 27,315 4,358 27,512 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 2008 2007 2006 Delmarva Propane Customers CGS Active Non CGS

Overview of Chesapeake (cont.) Natural Gas Distribution Florida Natural Gas Distribution Volumes - Florida (MCFs in thousands) 12,902 16,166 15,717 15,737 16,030 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2004 2005 2006 2007 2008 12,357 13,196 14,202 14,519 14,528 0 2,500 5,000 7,500 10,000 12,500 15,000 2004 2005 2006 2007 2008 Natural Gas Distribution Customers - Florida as of December 31,

Overview of Chesapeake (cont.) Diversified utility company serving the Delmarva Peninsula and Florida with gas as previous slides highlighted Growing base of regulated operations Stable utility operations producing significant portion of earnings Positive regulatory environments Growth opportunities that necessitate capital investments in order to serve and which achieve our target returns Complementary non-regulated energy-related businesses Commitment to maintaining a strong financial profile Track record of increasing dividend payments Talented and experienced employee pool

Transaction Summary Structure Stock-for-stock transaction FPU will become a wholly owned subsidiary of Chesapeake Utilities Consideration FPU shareholders will receive 0.405 shares of Chesapeake stock for each FPU share Based on Chesapeake Utilities Corporation's average stock price over the past 15 trading days prior to April 15, 2009, Florida Public Utilities shareholders would receive the equivalent of approximately $12.20 for each common share owned, representing a premium of $2.50 or approximately 25 percent Post Merger Profile Approximately 2.48 million shares will be issued to FPU shareholders pursuant to the transaction FPU shareholders will own approximately 27 percent of the combined company

Strategic Benefits from Chesapeake's Perspective Earnings neutral or slightly accretive in 2010; EPS meaningfully accretive in 2011 based upon Chesapeake's internal earnings expectations Increased financial strength Expanded Scale and Scope Increased platform to grow the business New utility distribution business (electric distribution) further builds upon our distribution expertise and risk profile Increased human resources in all functions Spread corporate overhead over a larger base Combines Florida business is approximately 6x the size of Chesapeake's current Florida business (based upon customers served) Combined two companies that have similar values

Strategic Benefits from FPU's Perspective Potential for meaningful increase in value to FPU's shareholders Earnings accretion in 2010 for FPU shareholders Increased financial strength and access to capital to profitably fund growth Geographic and regulatory diversity Combines two companies that have similar values Larger corporate infrastructure to support business needs and meet increasing public company regulations

Financial Results (1) (For the year ended December 31, 2008 (dollars in thousands) Chesapeake FPU Historical Combined (1) Operating Income Regulated $23,921 $7,768 $31,689 Non Regulated $ 4,558 $1,341 $ 5,899 Total Operating Income % Regulated $28,479 84% $9,109 85% $37,588 84% Net Income Regulated $11,280 $2,891 $14,171 Non Regulated $ 2,327 $ 595 $ 2,922 Total Net Income % Regulated $13,607 83% $3,486 83% $17,093 83% (1) Represents historical combined results and does not purport to represent pro forma results.

Synergy Potential The merger is expected to be earnings neutral or slightly accretive in 2010 and meaningfully accretive in 2011 Corporate overhead cost reductions Audit, legal, insurance, etc. IT integration Administrative and other public company costs Operational efficiencies Utility billing system Facilities and related costs Other operating efficiencies In addition, combined company will continue to work towards longer-term implementation of best practices Significant opportunities for cost savings in Florida based upon the above, i.e.,: the elimination of administrative redundancies the implementation of operational efficiencies the adoption of best practices Transition team to develop plans to achieve targeted synergies

Financial Attributes Earnings neutral to mildly accretive in 2010 Meaningfully accretive to earnings in 2011 based upon Chesapeake's earnings expectations Broader shareholder base Debt to total capitalization: range of 45-50% over next five years Dividend payout to be approximately 60% in 2010 Interest coverage ratio: about 3.2-3.9x Well above the 1.2x required by our Senior Notes Incremental goodwill of approximately $28 million

Operational Statistics(1) (As of December 31, 2008) Chesapeake FPU Historical Combined (1) Total: Employees 448 348 796 Natural gas customers 65,201 51,957 117,158 Electric customers 0 31,295 31,295 Propane customers 35,169 12,463 47,632 Total customers 100,370 95,715 196,085 MMcf deliveries 22,780 5,760 28,540 MWH deliveries 0 740,000 740,000 Propane gallons 27,946,000 6,027,000 33,973,000 (1) Represents historical combined results and does not purport to represent pro forma results.

Operational Statistics(1) (As of December 31, 2008) Chesapeake FPU Historical Combined (1) Florida only: Employees 46 348 394 Natural gas customers 14,520 51,957 66,477 Electric customers 0 31,295 31,295 Propane customers 2,280 12,463 14,743 Total customers 16,800 95,715 112,515 MMcf deliveries 16,030 5,760 21,790 MWH deliveries 0 740,000 740,000 Propane gallons 1,182,000 6,027,000 7,209,000 (1) Represents historical combined results and does not purport to represent pro forma results.

15 Counties Served by CPK 11 Counties Served by FPU 8 Counties Served by CPK & FPU * 34 Counties served by the combined companies. Pasco Holmes Washington Gadsden Suwannee Union Alachua Gilchrist Sumter Hernando Polk Osceola Manatee DeSoto Indian River Duval Nassau Levy Lake Volusia Seminole Broward Calhoun Jackson Liberty Marion Citrus Hillsborough Martin Palm Beach Orange Flagler Clay Map of Service Territories

Required Approvals State Regulatory Approvals Delaware Public Service Commission Maryland Public Service Commission Filings planned for early May Approvals expected in the third quarter Securities and Exchange Commission Review of S-4 and joint proxy statement (target completion of the documents and filing mid-June) Other Department of Justice - Hart Scott Rodino (target completion end of May) NYSE listing application (target completion end of June) Shareholder Approval - targeting early fourth quarter Chesapeake stockholders FPU stockholders

Organizational Discussion Board Composition Two FPU Board members will join the Chesapeake Board of Directors Management Chesapeake management team will be unchanged Florida management team John Schimkaitis will become Chairman and CEO of FPU. Jack English will be retained as a consultant for up to twenty-four (24) months to assist in the integration Headquarters Headquarters of Chesapeake remains in Dover Combined Florida utilities will be renamed Florida Public Utilities; Florida administrative groups to be combined

Next Steps Transition Steering Committee Led by Schimkaitis, English and McMasters Subcommittees led by senior leaders from both companies Begin planning for transition Begin filings Regulatory filings, HSR and NYSE Preparation of S-4 and joint proxy statement Closing is expected in the fourth quarter of 2009

Summary Long-term value for shareholders of both companies Larger critical mass in Florida operations Significant synergy savings potential Strong balance sheet/proven access to capital Merger creates larger, stronger platform for future growth Closing is expected in the fourth quarter of 2009

Thank you. Q&A